2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces Financial and Operating Results for the three and nine months ended September 30, 2006.

Calgary, Alberta, November 13, 2006 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three and nine months ended September 30, 2006.

FINANCIAL HIGHLIGHTS

♦

For the nine months ended September 30, 2006, gross revenue was $51,907,950 or 22% higher than the $42,500,603, recorded a year ago.  Gentry’s gross revenue for the three months ended September 30, 2006 was $16,146,593 versus $17,685,066 in the comparative period of 2005.

♦

For the nine months ended September 30, 2006 funds from operations were $25,662,121 ($0.66 per share) up 14% from $22,467,117 ($0.58 per share) in the comparative nine month period.  Funds from operations for the third quarter of 2006 were $7,122,832 ($0.18 per share), versus $10,091,161 ($0.26 per share) in the same period of 2005.

♦

Net income in the first three quarters of 2006 was $3,688,255 ($0.10 per share) compared to $7,465,315 ($0.19 per share) in the first three quarters of 2005. Net income for the third quarter ended September 30, 2006 was $104,137 ($nil per share) versus net income of $4,335,631 ($0.11 per share) recorded in the third quarter of 2005.

♦

Gentry’s capital program for the first nine months of the year was $32,645,278 compared to the $34,111,589 spent in the first nine months of 2005.  For the three-month period ended September 30, 2006, Gentry’s capital expenditures were $13,121,421 versus $9,873,485 in the comparative period.

♦

The September 30, 2006 net debt of $48,577,087 is equivalent to 1.4 years of annualized year-to-date funds from operations.

♦

Subsequent to quarter end, Gentry entered into various agreements for the sale of           78 boe/d from minor properties totaling $6.3 million, which equates to a selling price of over $80,000 per boe/d.  These proceeds will be applied to bank indebtedness.

♦

The Company’s production expenses improved to $9.21/boe in the first nine months of 2006 from $9.98/boe in the comparative period.  For the three months ended September 30, 2006, production expenses were $10.83/boe versus $10.89/boe a year ago.

♦

General & administrative expenses continue to improve as the January to September 2006 figures were $2.13/boe compared to $2.63/boe in the first nine months of 2005.  For the most recent quarter, expenses were $2.25/boe versus $2.64/boe in the third quarter of 2005.

♦

The Company continues to repurchase common shares through its Normal Course Issuer Bid, which was renewed effective October 2, 2006.  A total of 36,500 shares have been purchased under the current Bid at an average price of $4.67 per share.

OPERATIONAL HIGHLIGHTS

♦

Average daily production for the first nine months of 2006 increased 33% to 4,121 boe/d from 3,088 boe/d recorded in the corresponding period in 2005. Average daily production for the third quarter of 2006 increased by 25% to 3,936 boe/d from 3,154 boe/d recorded in the comparative period of 2005.

♦

Natural gas production for the first nine months of 2006 increased 51% to 16,431 mcf/d from 10,860 mcf/d recorded in the corresponding period in 2005.  Crude oil and liquids production for the same period increased 8% to 1,382 bbls/d from 1,277 bbls/d in the comparative quarter.

♦

Natural gas production for the three months ended September 30, 2006 increased 29% to 14,388 mcf/d from 11,177 mcf/d recorded for the same time frame in 2005.  Crude oil and liquids production for the third quarter of 2006 was 1,538 bbls/d, up 19% from 1,291 bbls/d a year ago.

♦

The Company’s current production is approximately 4,700 boe/d based on field receipts and estimates, weighted 65% toward natural gas.  The Company’s major tie-in projects in the Tide Lake, Tilley and West Tide Lake areas of Princess are expected to be completed within the next four to six weeks, where approximately 500 boe/d is behind pipe.  The Company expects to exit the year at production rates in the 5,200 to 5,300 boe/d range.

♦

For the nine months ended September 30, 2006, the Company achieved a 91% success rate (92% net) from a total of 44 wells (41.5 net) drilled which resulted in 20 oil wells (19.0 net), 15 gas wells (14.2 net), four abandoned wells (3.5 net) and five wells (4.8 net) cased and awaiting further evaluation.  In the third quarter, the Company achieved a 91% success rate (91% net) in drilling a total of 22 wells (21.1 net) which resulted in 14 oil wells (13.5 net), six gas wells (5.6 net) and two abandoned wells (2.0 net).  The successful wells should all be on production by late 2006.

♦

Gentry drilled a significant exploration well in October, its first well drilled on its recently acquired Princess area (203 section) exploration block.

♦

In late October, Gentry commenced the construction of a six mile emulsion pipeline which covers a large portion of its newly acquired development block to its 10,000 barrel of fluid per day battery and compression facility.

♦

Gentry recently completed the expansion of its sweet gas plant at Princess from 10 mmcf/d to 15 mmcf/d.

♦

Gentry controls over 457 sections (403 net) in the Princess area of southern Alberta.  This contiguous land block will see full scale expansion within the area of the Company’s existing facilities. Over 150 locations for Pekisko oil have been identified from the interpretation of 3D seismic data in the recently acquired exploration block, development block and the unexplored Bantry block.

	Three months ended September 30			Nine months ended September 30
	2006	2005	% change	2006	2005	% change
Financial
Revenue	$16,146,593	$17,685,066	(9)	$51,907,950	$42,500,603	22
Funds from operations	7,122,832	10,091,161	(29)	25,662,121	22,467,117	14
Per share – basic	0.18	0.26	(31)	0.66	0.58	14
Per share – diluted	0.18	0.25	(28)	0.64	0.56	14
Net income	104,137	4,335,631	(98)	3,688,255	7,465,315	(51)
Per share – basic	nil	0.11	(100)	0.10	0.19	(47)
Per share – diluted	nil	0.11	(100)	0.09	0.18	(50)
Net capital expenditures	13,121,421	9,873,485	33	32,645,278	34,111,589	(4)
Net debt	48,577,087	31,469,336	54	48,577,087	31,469,336	54
Shares outstanding, weighted average	38,602,833	38,771,664	-	38,629,930	38,720,672	-
Shares outstanding, diluted	40,389,185	40,602,881	(1)	40,326,260	40,467,494	-
Production
Oil & liquids (bbls/d)	1,538	1,291	19	1,382	1,277	8
Gas (mcf/d)	14,388	11,177	29	16,431	10,860	51
Oil equivalent (per boe)	3,936	3,154	25	4,121	3,088	33
Average Prices
Oil & liquids (per bbl)	$61.92	$64.54	(4)	$60.42	$52.88	14
Gas (per mcf)	5.58	9.74	(43)	6.49	8.11	(20)
Oil equivalent (per boe)	44.59	60.95	(27)	46.14	50.42	(8)
Operating Netbacks
Oil & liquids (per bbl)	$37.80	$41.48	(9)	$38.27	$30.84	24
Gas (per mcf)	2.45	6.18	(60)	3.43	5.19	(34)
Oil equivalent (per boe)	23.72	38.89	(39)	26.48	31.04	(15)

 Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

During the third quarter of 2006, Gentry’s major capital programs were concentrated on monetizing the successful second and third quarter drilling programs in the Company’s core areas of Princess and Sedalia.  As was the case late in the second quarter, weather was a factor with regards to the Company’s operations throughout the third quarter to the extent that Gentry’s pipeline projects, the key focus of Gentry’s near term production growth, were affected.  The third quarter was also a time for major turnarounds at facilities utilized by the Company which impacted the Company’s production volumes.  The most significant of these facility turnarounds was in the Princess area where two third party operated sour gas plants were down for turnarounds and upgrading.  One plant was down for 27 days, while the second plant was down for nine days.  In Sedalia, one gas plant, impacting approximately 250 boe/d net, was also down for scheduled turnaround for several weeks.

During the third quarter, the Company’s production averaged 3,936 boe/d which, for the reasons stated above, fell short of corporate objectives.  Gentry's current production is approximately 4,700 boe/d and it is fully confident that year end production exit objectives of 5,200 to 5,300 boe/d will be attained once the Princess Pekisko oil wells are brought onstream and have achieved stabilized productivity levels.

OPERATIONAL REVIEW

In the third quarter, Gentry drilled a total of 22 wells (21.1 net) yielding 14 oil wells (13.5 net) and six gas wells (5.6 net) and two wells were abandoned (2.0 net) for an overall success rate of 91% (91% net).  For the first nine months of the year, Gentry drilled a total of 44 wells (41.5 net) of which 20 (19.0 net) were oil, 15 (14.2 net) were gas, four (3.5 net) were abandoned and five (4.8 net) are cased and awaiting further evaluation, for an overall success rate of 91% (92% net).

The Tide Lake/West Tide Lake area of the Company’s Princess core area dominated the drilling program during the third quarter with 14 wells (13.6 net) drilled of which 11 wells (11.0 net) resulted in oil, two (1.6 net) resulted in gas and one well (1.0 net) was abandoned.  Six wells (6.0 net) were part of a program targeting Cretaceous gas reservoirs in the Company’s Sedalia core area, while the remaining two wells (1.5 net) were drilled at West Provost.

In the Princess area, Gentry has completed its initial seven well commitment required under the Development Block agreement.  This agreement gives Gentry the right to develop the Pekisko resource within the 26.5 section Development Block for the remaining term of the agreement, which ends October 2011.  Beyond this date Gentry will retain lands held by production and relinquish those spacing units that are not capable of production.  As an indication of the resource potential of the Block, the Company has already drilled and cased 11 wells, and has plans to drill in excess of 40 additional wells, both development and exploration, over the next year.  Gentry has also commenced construction of a six mile emulsion pipeline that traverses the eastern portion of the Development Block, effectively linking the Block into Gentry’s 10,000 barrel of fluid per day West Tide Lake battery and compression facility.

The Princess Exploration Block agreement encompasses approximately 203 sections (130,029 acres) and lies south of the West Tide Lake Pekisko oil fairway and adjoins the eastern flank of Gentry’s Bantry block.  Under the terms of this agreement, Gentry has agreed to initially drill 13 exploration wells, with the last well to be drilled by August 31, 2007.  The agreement provides for rolling options to earn the remainder of the farm-in lands.  To date, Gentry has drilled, cored, tested and cased its first exploration well in this area.  Completion of this Pekisko formation well will commence shortly.

Under the terms of this exploration agreement, each earning well will earn a six section block and each block will be chosen after the earning well is drilled and evaluated.  Each earned six section block will have a seven year term, after which any unearned lands will revert to the farmor.  All drill spacing units capable of production will remain with Gentry, subject to the farmor’s royalty.

Over the past several quarters, Gentry has made tangible progress in reducing corporate operating costs by reducing the number of single well batteries and tying these wells into its operated facilities.  Through the sizeable network of pipelines and facilities the Company has constructed over the past several years and with the ability to increase capacity, this trend of capturing and realizing value in its operated areas will continue well into the future.

The Company has committed to sell approximately 78 boe/d from a minor property disposition process which commenced early in the fourth quarter.  Gentry has signed letters of intent totaling $6.3 million for the assets, which equates to a selling price of over $80,000 per boe/d.  The sale proceeds will be applied to debt to further strengthen its balance sheet.

The softening of gas prices, due to last winter’s unusually warm weather, has affected Gentry’s gas operations over the course of the year. Postponement of large gas drilling programs in the Company’s non-operated West Provost Viking gas property, and to a lesser extent in the Company’s operated Sedalia core area, coupled with the deferral of gas related facility upgrades in Sedalia, have all combined to reduced the level of gas production and activity in 2006.

This postponement of gas drilling, both non-operated and Company operated, has affected the Company’s production by approximately 500 boe/d resulting in a revision to the Company’s exit rate to approximately 5,200 to 5,300 boe/d.  As a result of the decrease in gas related activities, Gentry is currently estimating 2006 capital expenditures to be approximately $39 million, or approximately $6 million less than forecasted.  The Company’s Board of Directors will be meeting in December to finalize and approve the 2007 operating and capital budget.

Outlook

The landscape of the Canadian Oil and Gas sector is expected to change as a result of the recent tax announcements by the federal government reducing the tax effectiveness of income trusts.  Our industry has also experienced commodity prices swings, rising to all time highs in late 2005 and early 2006 and followed by dramatic declines for natural gas starting early in the second quarter 2006 and moderate declines for oil over the nine months.

Gentry's 457 section (403 net sections) contiguous land block in the Princess Core Area is mostly covered with modern 3D seismic and has a distinct competitive edge whereby its 2007 budget has no large capital requirements for land or seismic.  Capital expenditures required for growth in Princess will be committed primarily to drilling and infrastructure.

Gentry, having focused on the Pekisko for the past four years and developed facilities to handle the fluid volumes and slightly sour gas associated with the Pekisko, will be embarking on a full scale expansion surrounding existing Company facilities; an area encompassing greater than 60 sections.  Coincident with this development will be the exploration of the remaining farm-in lands and Bantry block, two large areas that are expected to have approximately 38 wells drilled over the next year.

Gentry has concluded its first phase of exploration evaluation and has identified in excess of 100 locations accessible to the Company’s existing Princess facilities. In excess of 50 locations offsetting Pekisko production or tests and separate seismically defined features in the exploration lands have been identified to the south of Gentry’s existing facilities.  The majority of the exploration locations are targeting Pekisko oil and associated gas reservoirs.  Gentry, for the most part, has no partners and operates all its programs in this increasingly active area.

Gentry’s large undeveloped land base, high quality prospect inventory and solid balance sheet will position the Company to expand capital programs or make strategic acquisitions in a lower gas price environment.  Gentry’s staff is motivated about the Company’s ability to take advantage of these uncertain times and views this period as one of the great opportunities in our sector.  We look forward to reporting on the progress in coming quarters.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 and the audited consolidated financial statements and MD&A for the year ended December 31, 2005.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as funds from operations, netbacks, and net debt.  These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures. They are used by the Company to assess operating results between years and between peer companies. Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. These terms should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity prices, reserve estimates, reservoir performance, environmental concerns, industry competition, and ability to access sufficient capital from internal and external sources.

This MD&A has been prepared as of November 09, 2006.

Revenue, Production and Pricing

Gross production revenue increased 22% to $51.91 million in the first nine months of 2006 from $42.50 million recorded in the first nine months of last year.  The rise in gas volumes contributed $12.33 million to this increase while higher oil and liquids volumes contributed $1.51 million.  Changes in pricing levels had a mixed effect on revenue.  The higher oil & liquids pricing boosted revenue by $2.84 million while the decrease in natural gas prices reduced revenue by $7.27 million.

When comparing the quarterly figures, gross production revenue was $16.15 million for the three months ended September 30, 2006 versus $17.69 million a year ago.  The increase in gas volumes boosted revenue by $1.47 million, while higher oil and liquids sales increased revenue by $2.88 million.  Changes in commodity prices had the opposite effect on revenue.  The decrease in gas prices reduced revenue by $5.51 million while lower oil and liquids prices reduced revenue by $371 thousand.

Gentry’s production volumes in the third quarter of 2006 were adversely affected by two third party operated sour gas plants at Princess which were down for turnarounds and upgrading.  One plant was down for 27 days, while the second plant was down for nine days.  In addition, one gas plant at Sedalia, impacting approximately 250 boe/d of net production, was down for a scheduled turnaround for several weeks.

Gentry has not entered into any forward contracts to lock-in commodity prices.

	Three months ended September 30			Nine months ended September 30
	2006	2005	% change	2006	2005	% change
Oil and Liquids
Revenue ($000’s)	8,764	7,665	14	22,799	18,441	24
Volumes (bbls/d)	1,538	1,291	19	1,382	1,277	8
Pricing ($/bbl)	61.92	64.54	(4)	60.42	52.88	14
Natural Gas
Revenue ($000’s)	7,383	10,020	(26)	29,109	24,060	21
Volumes (mcf/d)	14,388	11,177	29	16,431	10,860	51
Pricing ($/mcf)	5.58	9.74	(43)	6.49	8.11	(20)
Oil Equivalent
Revenue ($000’s)	16,147	17,685	(9)	51,908	42,501	22
Volumes (boe/d)	3,936	3,154	25	4,121	3,088	33
Pricing ($/boe)	44.59	60.95	(27)	46.14	50.42	(8)

Royalties

Gentry’s royalties, net of Alberta Royalty Tax Credit (“ARTC”), for the nine months ended September 30, 2006 increased to $11.75 million from $7.92 million in the comparative period.  Expressed as a percentage of production, oil and liquids royalties were 20.4% in 2006, unchanged from a year ago.  Gas royalties were 24.4% versus 17.3% in the comparative period.  On a boe basis, the percentages were 22.6% in 2006 and 18.6% in 2005.

For the three months ended September 30, 2006, Gentry’s royalties, net of ARTC, were $3.64 million compared to $3.24 million for the three months ended September 30, 2005.  Oil and liquids royalties were 20.3% of their production versus 18.1% a year ago while gas royalties were 25.1% compared to 18.5% in the third quarter of 2005.  On a boe basis, royalties for the quarter ended September 30, 2006 were 22.5% versus 18.3% in the comparative period.

Production Expenses

With the increase in production, the Company’s gross production expense rose to $10.36 million from $8.41 million a year ago.  On a unit basis, costs decreased to $9.21/boe compared to $9.98/boe a year earlier.

On a quarterly basis, production expenses were $3.92 million for the three months ended September 30, 2006 compared to $3.16 million a year earlier.  On a boe basis, these figures were relatively consistent at $10.83 and $10.89 respectively.

While cost reductions were achieved at Princess over the first six months of the year, costs escalated in the most recent quarter due to plant turnarounds at third party facilities and additional costs associated with bringing production back onstream.  The Company also experienced higher operating costs at some of its non-operated Alberta properties.

General and Administrative Expenses

Gentry’s general and administrative expenses increased 8% to $2.40 million in the first nine months of 2006 from $2.22 million in the first nine months of 2005.  On a barrel of oil equivalent basis however, general and administrative expenses decreased 19% to $2.13/boe from $2.63/boe in the comparative period.

For the three months ended September 30, 2006, general and administrative expenses were $813 thousand compared to $767 thousand in the third quarter of 2005.  On a unit measurement basis, costs were $2.25/boe and $2.64/boe respectively.  As Gentry grows its production, we fully expect the reduction in the boe figures to continue.

Interest Expense

Gentry’s interest expense was $1.49 million in the first nine months of 2006 versus $1.05 million in the first nine months of 2005.

Quarterly figures for interest expense were $573 thousand for the most recent quarter and $360 thousand for the quarter ended September 30, 2005.

The 2006 amounts reflect a slightly higher utilization of credit facilities as well as increased interest rates to an average of 5.68% from 4.27% over the nine month periods.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion charges for the first nine months of this year totaled $18.82 million compared to $10.83 million a year ago.  Increases are expected to continue as the Company grows its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $16.73/boe compared to $12.85/boe the previous year.  The depletion rate increased to 14.44% from 11.15% in the comparative period.

For the three month period ended September 30, 2006 the charges for depletion, depreciation and accretion were $6.08 million compared to $3.54 million a year ago.  This computes to $16.78/boe and $12.19/boe respectively.

Income Taxes

Gentry’s current income tax expense for the first nine months of 2006 decreased to $255 thousand from $433 thousand in the comparative period of 2005.  Future taxes also decreased, falling to $1.98 million from $3.63 million in the comparative period.

For the quarter ended September 30, 2006 current and future taxes were $80 thousand and $423 thousand respectively.  This compares with $66 thousand and $2.01 million for the quarter ended September 30, 2005.

The primary reason for the overall decrease in taxes is the increased depletion charges which affected the current year’s profitability of the Company.  The elimination of the Large Corporations Tax and reduction in tax rates also contributed to the decline in tax expenses.

Funds Flow and Earnings

January through September 2006 funds flow from operations rose 14% to $25.66 million from $22.47 million in comparative period.  This amounts to $0.66 per share ($0.64 diluted) in 2006 versus $0.58 per share ($0.56 diluted) during the first nine months of 2005.  Greater net production revenues enabled the Company to achieve this increase.

July through September 2006 funds flow from operations was $7.12 million versus $10.09 million a year ago.  The per share numbers were $0.18 ($0.18 diluted) in 2006 and $0.26 ($0.25 diluted) in 2005.  Reduced commodity prices and lower than anticipated volumes due to plant turnarounds contributed to the lower figures in the most recent quarter.

Net income was $3.69 million in the first nine months of 2006 compared to $7.47 million in the first nine months of 2005 as higher depletion charges had a significant effect on the bottom line.   The net income per share numbers were $0.10 ($0.09 diluted) in 2006 versus $0.19 ($0.18 diluted) in 2005.

For the third quarter of 2006, net income was $104 thousand or $nil per share ($nil diluted).  This compares to the third quarter of 2005, when net income was $4.34 million or $0.11 per share ($0.11 diluted).  As with the year-to-date figures, increased depletion charges were a large contributor to the decline in earnings.

Netbacks

	Three months ended September 30		Nine months ended September 30
($/boe)	2006	2005	2006	2005
Selling Price	$44.59	$60.95	$46.14	$50.42
Royalties (net of ARTC)	(10.04)	(11.17)	(10.45)	(9.40)
Operating Costs	(10.83)	(10.89)	(9.21)	(9.98)
Operating Netbacks	23.72	38.89	26.48	31.04
Administration	(2.25)	(2.64)	(2.13)	(2.63)
Interest	(1.58)	(1.24)	(1.32)	(1.24)
Current Taxes	(0.22)	(0.23)	(0.23)	(0.52)
Funds Flow from Operations	$19.67	$34.78	$22.80	$26.65

Capital Expenditures

Net capital expenditures decreased marginally to $32.65 million from the $34.11 million incurred in the comparative nine month period.  Capital expenditures for the third quarter of 2006 were $13.12 million versus $9.87 million for the third quarter of 2005.  A breakdown of the capital expenditures is shown below.

	Three months ended September 30		Nine months ended September 30
($000’s)	2006	2005	2006	2005
Drilling and completions	$8,129	$6,343	$13,553	$14,128
Facilities and equipping	4,693	1,385	12,073	7,735
Land and seismic	(33)	1,832	5,885	3,696
Acquisitions, net	-	-	-	7,648
Capitalized expenses	306	306	1,071	880
Other	26	7	63	25
	$13,121	$9,873	$32,645	$34,112

The Company has entered into various Letters of Intent to dispose of six minor assets currently producing approximately 78 boe/d.  Subject to satisfactory due diligence, closings are expected to occur throughout the fourth quarter, with gross proceeds of approximately $6.31 million coming to the Company.  These proceeds will be applied to the outstanding bank indebtedness.

Liquidity and Capital Resources

Gentry began 2006 with 38,830,799 common shares outstanding.  During the first three quarters, the Company issued 374,768 common shares pursuant to the exercise of stock options ($1.37 per share); 30,098 shares pursuant to the Employee Share Ownership Plan ($5.32 per share); and repurchased 528,800 shares ($5.33 per share) pursuant to the Company’s normal course issuer bid.  As a result of these changes, Gentry ended the first nine months of the year with 38,706,865 common shares issued and outstanding.

As of the date of this MD&A, Gentry has 38,677,187 common shares outstanding.  A further 3,301,900 shares are reserved for issuance pursuant to outstanding stock option agreements.

On October 02, 2006 the Company renewed its Normal Course Issuer Bid.  A maximum of 3,400,000 common shares may be purchased under the Bid, which expires on October 01, 2007.

Largely as a result of Gentry’s intensive capital program, the Company’s net debt increased to $48.58 million as at September 30, 2006 from $39.17 million at the start of the year.  Gentry’s credit limit currently stands at $50 million with the next review to be undertaken on or before May 31, 2007.  The limit will be unaffected by the upcoming dispositions of minor assets.

Selected Quarterly Information

The following table summarizes selected quarterly information from the past eight quarters:

	2006			2005				2004
(Three months ended)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production
bbls/d	1,538	1,289	1,317	1,486	1,291	1,295	1,246	960
mcf/d	14,388	18,139	16,792	14,189	11,177	10,512	10,889	8,869
boe/d	3,936	4,312	4,116	3,851	3,154	3,047	3,061	2,439
Financial ($000s except per share amounts)
Production revenue	$16,147	$18,105	$17,656	$22,165	$17,685	$12,832	$11,984	$9,193
Funds flow from operations	7,123	9,508	9,031	12,726	10,091	6,597	5,779	3,029
per share - basic	0.18	0.25	0.23	0.33	0.26	0.17	0.15	0.09
per share - diluted	0.18	0.24	0.22	0.31	0.25	0.16	0.14	0.08
Net income	104	1,639	1,945	2,737	4,336	1,843	1,286	501
per share - basic	nil	0.04	0.05	0.07	0.11	0.05	0.03	0.01
per share - diluted	nil	0.04	0.05	0.07	0.11	0.05	0.03	0.01

Production increases are typically stronger in the first and fourth calendar quarters as wells drilled in previous quarters are tied in or begin to produce to single well batteries.  The second quarter is typically characterized by wet weather and break-up conditions, making access to certain locations difficult.  This can restrict exploration programs, field operations and basic product transportation.  Volumes in the third quarter of 2006 were directly impacted by downtime at three third party operating facilities which curtailed production at both Princess and Sedalia.

Production revenue and funds flow from operations are largely a function of production volumes and commodity prices.  In the third quarter of 2005, Gentry’s average oil price rose from less than $50/bbl to over $64/bbl, then settled back down to just over $50/bbl before climbing back over $60/bbl in the second and third quarters of 2006.  Gentry’s gas prices averaged $6.57/mcf in the fourth quarter of 2004, and rose to $11.50/mcf by the fourth quarter of 2005, helping fuel the steady increase in production revenue and funds flow from operations.  Gas prices have since declined to average $5.58/mcf in the third quarter of 2006.

Changes in net income generally reflect the changes in production revenues and funds flow from operations, although larger depletion expenses in 2006 due to a larger capital asset base and a higher depletion rate have had a greater effect on the bottom line in 2006.

       GENTRY RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

As at September 30, 2006 and December 31, 2005

ASSETS
	September 30, 2006	December 31, 2005
	(unaudited)	(audited)
CURRENT
Cash and cash equivalents	$ 20,791	$ 13,090
Accounts receivable	9,431,089	14,819,088
Prepaid expenses	627,756	625,961
	10,079,636	15,458,139

INVESTMENTS	1,809,583	1,707,458

PROPERTY AND EQUIPMENT	129,744,498	114,901,195

	$ 141,633,717	$ 132,066,792

LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT
Accounts payable and accrued liabilities	$ 20,085,123	$ 20,179,163
Income taxes payable	231,600	303,405
Bank debt	38,340,000	34,150,000
	58,656,723	54,632,568

ASSET RETIREMENT OBLIGATIONS	4,402,039	3,473,144

FUTURE INCOME TAXES	13,880,510	11,897,016

	76,939,272	70,002,728

SHARE CAPITAL	43,111,959	42,906,253
CONTRIBUTED SURPLUS	1,794,984	823,918
RETAINED EARNINGS	19,787,502	18,333,893
	64,694,445	62,064,064

	$ 141,633,717	$ 132,066,792

Please refer to the accompanying notes.

Director: (signed) “Michael Halvorson”

Director: (signed) “A. Bruce Macdonald”

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

For the periods ended September 30

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
REVENUE
Production	$ 16,146,593	$ 17,685,066	$ 51,907,950	$ 42,500,603
Less: royalties, net of ARTC	(3,636,026)	(3,240,609)	(11,753,091)	(7,923,115)
	12,510,567	14,444,457	40,154,859	34,577,488
EXPENSES
Depletion, depreciation & accretion	6,076,606	3,535,561	18,822,797	10,834,212
Production	3,921,169	3,160,064	10,355,917	8,412,741
General & administrative	813,277	766,933	2,395,300	2,218,771
Interest on bank debt	573,189	359,944	1,486,085	1,045,911
Stock-based compensation	518,838	206,209	1,167,575	541,098
	11,903,079	8,028,711	34,227,674	23,052,733

INCOME BEFORE INCOME TAXES	607,488	6,415,746	5,927,185	11,524,755

INCOME TAXES
Current	80,100	66,355	255,436	432,948
Future	423,251	2,013,760	1,983,494	3,626,492
	503,351	2,080,115	2,238,930	4,059,440

NET INCOME	104,137	4,335,631	3,688,255	7,465,315
Retained earnings, start of period	19,683,365	11,839,506	18,333,893	9,048,384
Less: excess of cost of shares acquired over stated value	-	-	(2,234,646)	(338,562)
Retained earnings, end of period	$ 19,787,502	$ 16,175,137	$ 19,787,502	$ 16,175,137

NET INCOME PER SHARE
Basic	$ nil	$ 0.11	$ 0.10	$ 0.19
Diluted	$ nil	$ 0.11	$ 0.09	$ 0.18

Please refer to accompanying notes.

 GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended September 30

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
OPERATING ACTIVITIES
Net income	$ 104,137	$ 4,335,631	$ 3,688,255	$ 7,465,315
Add items not requiring cash
Depletion, depreciation & accretion	6,076,606	3,535,561	18,822,797	10,834,212
Stock-based compensation	518,838	206,209	1,167,575	541,098
Future income taxes	423,251	2,013,760	1,983,494	3,626,492
	7,122,832	10,091,161	25,662,121	22,467,117
Changes in non-cash working capital items	3,101,614	2,017,914	5,035,958	(2,923,542)
Asset retirement costs	(37,498)	(19,988)	(91,927)	(86,713)
	10,186,948	12,089,087	30,606,152	19,456,862
INVESTING ACTIVITIES
Capital expenditures	(13,121,421)	(9,873,485)	(32,645,278)	(34,111,589)
Acquisition of investments	-	-	(102,125)	-
Changes in non-cash working capital items	3,165,538	1,128,999	67,256	13,345
	(9,955,883)	(8,744,486)	(32,680,147)	(34,098,244)
FINANCING ACTIVITIES
Proceeds from (repayments of) bank debt, net	(500,000)	(3,400,000)	4,190,000	14,600,000
Redemption of share capital	-	-	(2,820,255)	(456,597)
Proceeds on issuance of share capital, net	277,118	53,013	594,806	446,937
Changes in non-cash working capital items	(5,207)	650	117,145	(10,314)
	(228,089)	(3,346,337)	2,081,696	14,580,026

INCREASE (DECREASE) IN CASH	2,976	(1,736)	7,701	(61,356)

CASH AND CASH EQUIVALENTS, start of period	17,815	8,667	13,090	68,287

CASH AND CASH EQUIVALENTS, end of period	$ 20,791	$ 6,931	$ 20,791	$ 6,931

SUPPLEMENTAL CASH FLOWS DISCLOSURE:
Interest paid	$ 573,189	$ 359,944	$ 1,486,085	$ 1,045,911
Income taxes paid	$ -	$ 241,298	$ 292,998	$ 278,092

Please refer to the accompanying notes.

NOTES TO THE SEPTEMBER 30, 2006 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principles in Canada, which are the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2005.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2005.

2.

BANK DEBT

The Company has an uncommitted demand revolving credit facility to a maximum of $50 million.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate.  The facility is secured by a general assignment of book debts, a $100 million demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The Company must comply with certain financial and other reporting requirements and may not breach certain financial tests without the prior consent of the bank.  The credit facility is subject to review on a semi-annual basis.

3.

ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in the asset retirement obligations:

	September 30, 2006	December 31, 2005

Asset retirement obligations, start of period	$ 3,473,144	$ 2,671,657
Liabilities incurred	873,110	745,691
Liabilities settled	(91,927)	(160,441)
Accretion expense	147,712	146,868
Liabilities acquired	-	69,369
Asset retirement obligations, end of period	$ 4,402,039	$ 3,473,144

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $8,275,016 (December 31, 2005 - $6,921,310).  These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2005 - 11 years).  The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 5.25%.  As at September 30, 2006, no funds have been set aside to settle these obligations.

4.

SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

Issued
Voting Common Shares	Number of Shares	Stated Value
Balance – December 31, 2005	38,830,799	$ $ 42,906,253
Exercise of stock options	374,768	631,227
Employee share ownership plan	30,098	160,088
Normal course issuer bid purchases	(528,800)	(585,609)

Balance – September 30, 2006	38,706,865	$ 43,111,959
Reserved for Issuance
Stock Options	Number of Options	Weighted Avg. Exercise Price
Balance – December 31, 2005	2,604,667	$ 1.76
Granted	1,115,000	5.67
Exercised	(374,768)	1.37
Cancelled	(39,999)	2.30

Balance – September 30, 2006	3,304,900	$ 3.11

Exercisable – September 30, 2006	1,818,897	$ 1.64

Normal Course Issuer Bid

Gentry has instituted a Normal Course Issuer Bid for the period October 02, 2006 to October 01, 2007.  A maximum of 3,400,000 common shares may be acquired under the new Bid.

5.

STOCK-BASED COMPENSATION EXPENSE

The fair value of stock options granted during 2006 was estimated on the dates of grant using the BlackScholes option pricing model with the following assumptions:

Risk free interest rate of 4.26%

Expected life of options of 3.5 to 4.5 years

Expected volatility of 81.24% to 87.25%

Expected dividend rate of 0%

Weighted average fair value per option granted of $3.56

Compensation costs of $1,087,531 for the nine months ended September 30, 2006 (2005 - $477,804) and $490,763 for the three months ended September 30, 2006 (2005 - $180,436) have been expensed and have resulted in corresponding increases in contributed surplus in the respective periods.

Disclaimer:  Statements in this press release may contain forward-looking statements, including management’s assessment of future plans and operations and including expectations of future production and capital expenditures.  These statements are based on current expectations that involved numerous risks and uncertainties, which will cause actual results to differ from those anticipated.  These risks include, but are not limited to:  the risks of the oil and gas industry (e.g. operational risks in exploration, development and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), and price fluctuation.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com